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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        Commission File Number 000-24569
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                           NOTIFICATION OF LATE FILING

(Check One):           [_] Form 10-K     [_] Form 11-K      [_] Form 20-F
                       [X] Form 10-Q     [_] Form N-SAR
For Period Ending:     February 28, 2001
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   [_] Transition Report on Form 10-K       [_] Transition Report on Form 11-K
   [_] Transition Report on Form 10-Q       [_] Transition Report on Form N-SAR
   [_] Transition Report on Form 20-F

Read the attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         Part I. Registrant Information

Full name of registrant     CASH TECHNOLOGIES, INC.
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Former name if applicable


Address of principal executive office (Street and number) 1434 West 11th Street
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City, State and Zip Code   Los Angeles, Ca 90015
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                         Part II. Rule 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.


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                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q. N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

         Cash Technologies, Inc. (the "Company") is unable to file its Form 10QSB for the fiscal quarter ended February 28, 2001 without unreasonable expense and effort due to its inability to finish the required financial statements for the quarter with sufficient time for management to review the financial statements and to prepare the management discussion and analysis.



                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification

         Edmund King                       (213)                  745-2000
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          (Name)                        (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               [X] Yes    [_] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes    [_] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Cash Technologies, Inc.
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                  (Name of registrant as specified in charter)

                             CASH TECHNOLOGIES, INC.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 16, 2001                        By  /s/ EDMUND KING
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                                            Chief Financial Officer

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Additional information and explanation regarding Part IV Response 3.

         The Company completed a private offering of equity securities of $500,000 in gross proceeds during the quarter ended February 28, 2001. As a result, the Company expects to reflect the issuance of the equity of this issuance in its financial statements for this period, which were not in existence during the similar fiscal quarter of 2000. In addition, for the quarter ended February 28, 2001 the Company had gross revenue of $5,874,652 and net revenue of $123,526 as compared to gross revenue of $10,178,312 and net revenue of $220,913 for the fiscal quarter of February 28, 2000. At February 28, 2001 its total liabilities were $8,498,048 as compared to $6,842,323 in the corresponding fiscal quarter of 2000.